[LURIO & ASSOCIATES, P.C. LETTERHEAD]

June 23, 2009

VIA ELECTRONIC FILING
Barbara C. Jacobs, Esquire
Assistant Director
Securities and Exchange Commission
Division of Corporation Finance
100 F Street NE
Washington, D.C. 20549

RE:	USA Technologies, Inc.
Registration Statement on Form S-1
Filed May 22, 2009
Amended on June 2, 2009
File No. 333-159467
Annual Report on Form 10-K Fiscal Year Ended June 30, 2008
Filed September 24, 2008
File No. 001-33365

Dear Ms. Jacobs:

This office represents USA Technologies, Inc. (the “Company”).  This letter responds to the staff’s comment letter dated June 18, 2009 relating to the above-captioned registration statement and periodic filing. Each numbered paragraph set forth below corresponds to the numbered paragraph of the staff’s comment letter.

Registration Statement on Form S-1

Part I

Plan of Distribution, page 98

1. The dealer-managers are not acting as underwriters of the rights because the rights are not being sold to shareholders, but rather are being issued to them (in the form of a dividend).  The dealer-managers' activities, after such initial issuance of the rights, will involve using their reasonable efforts to seek to facilitate trading in the rights, including the potential acquisition by third parties of the rights (which will be trading on the NASDAQ at such time).  The dealer-managers are not acquiring the rights from the Company, as in a firm commitment underwritten offering, nor are they selling the rights on the Company’s behalf to third parties, as in an agency or "best efforts" underwriting.

2. As indicated above, the term "reasonable efforts" in this context means that the dealer-managers will facilitate trading in the rights after their initial issuance by the Company, including the potential acquisition of the rights by third parties.

Annual Report on Form 10-K for Fiscal Year Ended June 30, 2008

Part IV

Item 15. Exhibits, Financial Statement Schedules, page 54

Exhibits 31.1 and 31.2

3. This will confirm that the Company has filed, concurrently with the filing of this letter, an abbreviated amendment to its annual report on Form 10-K. The amended Form 10-K consists of the cover page, an explanatory note as to why the Company is filing the amendment, the signature pages and certifications required under Exchange Act Rules 13a-14(a) and 15d-14(a). The aforementioned certifications have been revised to include the introductory language in paragraph 4 and paragraph 4(b) referring to internal control over financial reporting.

4. This will confirm that the Company will not include the title of the certifying individuals at the beginning of its certifications, and that the Company will also comply with the staff’s comments for applicable future filings.

Please contact the undersigned directly at (215) 665-9300 (extension 105) with any questions you may have regarding this letter.

Sincerely,
/s/ Douglas M. Lurio
Douglas M. Lurio

cc:	Mr. George R. Jensen, Jr.
Brian J. Fahrney, Esquire